Exhibit 5.1

August 9, 2011

STERIS Corporation

5960 Heisley Road

Mentor, Ohio 44060-1834

Re:	Registration Statement on Form S-8

Ladies and Gentlemen:

I am Senior Vice President, General Counsel, and Secretary of STERIS Corporation, an Ohio corporation (the “Company”). In connection with the opinions expressed herein, I or other lawyers in the Company’s Legal Department have examined such documents, records and matters of law as I have deemed necessary for purposes of such opinions.

Based upon the foregoing, and subject to the further limitations, qualifications and assumptions stated herein, I am of the opinion that the additional One Million Six Hundred Thousand of the Company’s common shares, without par value (the “Common Shares”), that may be issued and sold pursuant to the STERIS Corporation 2006 Long-Term Equity Incentive Plan, as Amended and Restated Effective July 28, 2011 (the “Plan”) and that are to be registered with the Securities and Exchange Commission on Form S-8 will be, when issued and sold in accordance with such Plan, duly authorized, validly issued, fully paid and nonassessable; provided that the Company at such time has sufficient Common Shares held in Treasury and/or authorized but unissued Common Shares remaining under its articles of incorporation.

My examination of matters of law in connection with the opinions expressed herein has been limited by the procedures I have employed, and accordingly the opinions herein are limited to the laws of the State of Ohio. I express no opinion with respect to the laws of any other jurisdiction and disclaim any undertaking to advise of any change that may occur after the date hereof.

In rendering the opinion above, I have assumed that the resolutions authorizing the Company to issue or deliver or sell the Common Shares pursuant to the Plan and the applicable award agreements will be in full force and effect at all times at which such Common Shares are issued or delivered or sold by the Company, and the Company will take no action inconsistent with such resolutions. In addition, I have assumed that each award under the Plan will be approved by the Board of Directors of the Company or an authorized committee of the Board of Directors.

I have assumed, for purposes of the opinions expressed herein, the genuineness of all signatures, the authenticity of original and certified documents and the conformity to original or certified copies of all copies submitted to me as conformed or reproduction copies.

I hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement on Form S-8 filed by the Company to effect registration of the additional Common Shares to be issued and sold pursuant to the Plan under the Securities Act of 1933 (the “Act”). In giving such consent, I do not thereby admit that I am included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ Mark D. McGinley

Senior Vice President, General Counsel, and Secretary
STERIS Corporation